PRIVATE OFFERING NOTICE

                               [OBJECT OMITTED]
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                           97% Protected Bear Notes
         Linked to the Performance of the PHLX Housing Sector IndexSM
                                 due May 2009
                 US$10 original public offering price per unit

                            Private Offering Notice

                                 Summary Terms

The Notes:

o The Notes are designed for investors who believe that the level of the PHLX Housing Sector Index will decrease over the term of the Notes and who are willing to risk losing up to $.30 per unit if the level of the Index increases or does not decrease sufficiently over the term of the Notes. Investors must also be willing to forego interest payments on the Notes prior to the maturity date.

o Minimum repayment will not be less than 97% of the $10 original public offering price per unit.

o No payments prior to the maturity date and the Notes may not be redeemed prior to the maturity date.

o The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 or such other amount, and subject to such other restrictions, as may be applicable to such investor under the private offering rules of any jurisdiction outside of the United States.

o    The Notes will not be listed on any securities exchange.

o The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and part of a series entitled "Medium-Term Notes, Series C" and will have the CUSIP No.: .

o    Expected settlement date: March , 2005.

Payment on the maturity date:

     o The amount an investor receives on the maturity will be based upon the percentage change in the level of the PHLX Housing Sector Index over the term of the Notes. On the maturity date, if the level of the Index:

          o has decreased, an investor will receive a payment per unit equal to $9.70 plus a supplemental redemption amount expected to be 100% of the percentage decrease;

          o has increased or has not decreased sufficiently, an investor will receive less than the $10 original public offering price per unit, which may result in a loss of some of the investor's investment.

     o The level of the PHLX Housing Sector Index must decrease by a percentage expected to equal 3.0%, subject to the actual participation rate, in order for an investor to receive at least the $10 original public offering price per unit.

     o In no event, however, will an investor receive less than $9.70 per unit.

The Notes, the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

                           PRIVATE OFFERING NOTICE


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This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to risk factors on pages PS-7 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Notes are denominated in United States dollars. Investors that purchase notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Notes and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

     (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Notes.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


















                   The date of this Notice is March 3, 2005

                This Notice supplements the Preliminary Pricing
                   Supplement, dated March 3, 2005, and the
                  Prospectus Supplement and Prospectus, dated
                              February 25, 2005.